Monthly Report - September, 2018

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        4,692,147      (9,176,476)
Change in unrealized gain (loss) on open          (2,184,488)        6,738,460
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury             (5,413)            5,602
      obligations
   Change in unrealized gain (loss) from U.S.        (79,992)           93,403
      Treasury obligations
Interest Income 			              291,953        2,160,132
Foreign exchange gain (loss) on margin deposits        23,509        (132,582)
				                 ------------    -------------
Total: Income 				            2,737,716        (311,461)

Expenses:
   Brokerage commissions 		              759,094        7,181,977
   Management fee 			               47,477          414,219
   20.0% New Trading Profit Share 	                1,525            4,842
   Custody fees 		       	                8,410           26,580
   Administrative expense 	       	               91,884          843,842
					         ------------    -------------
Total: Expenses 		                      908,390        8,471,460
Net Income(Loss)			   $        1,829,326      (8,782,921)
for September, 2018

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (149,033.842    $     3,682,659    179,127,535    182,810,194
units) at August 31, 2018
Addition of 		 	              0        235,000        235,000
150.859 units on September 1, 2018
Redemption of 		 	              0    (6,832,157)    (6,832,157)
(5,846.717) units on  September 30, 2018*
Net Income (Loss)               $        52,200      1,777,126      1,829,326
for September, 2018
         			   -------------   -------------   -----------


Net Asset Value at September 30, 2018
(143,384.626 units inclusive
of 46.642 additional units) 	      3,734,859    174,307,504    178,042,363
				  =============  ============= ==============


		GLOBAL MACRO TRUST September 2018 UPDATE
                      Year to Date     Net Asset
Series	  September ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    0.88% 	   (4.83)%  $  1,159.50	  119,847.256 $   138,962,769
Series 3    1.27% 	   (1.51)%  $  1,602.62	   19,507.108 $    31,262,440
Series 4    1.42% 	   (0.21)%  $  1,991.72	    3,556.968 $     7,084,474
Series 5    1.00% 	     3.20%  $  1,548.04	      473.294 $       732,680

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					October 9, 2018
Dear Investor:

Gains trading stock index and energy futures outpaced losses from trading interest rate futures, and to a lesser extent currency forwards and non-energy commodities.

Solid global growth, favorable business and consumer sentiment and still accommodative monetary policy globally, despite some recent tightening, underpinned equity markets. In addition, some investor rotation out of highly valued U.S. equity markets boosted returns elsewhere. Consequently, long positions in Japanese, Dutch, French, German, British, and Australian futures were profitable. A short vix trade was also profitable. Short positions in South African, Korean, Dutch and German equity futures early in September produced profits too.

Crude oil prices rose especially after the OPEC/ Non-OPEC group indicated that they would not increase production any further for now even though events in Iran, Venezuela and Libya continue to constrain supplies. Interruption to RBOB gasoline supplies as a result of hurricane Florence also underpinned
RBOB gasoline prices. Consequently, long positions in Brent crude, WTI crude, RBOB gasoline, London gas oil and heating oil were profitable. Trading of natural gas was also marginally positive.

Global Central Banks, led by the Federal Reserve's third 1/4% interest rate increase this year, raised official interest rates 13 times during September. In addition, the ECB and Bank of Japan are adjusting their policies toward less accommodation. Recent inflation data in many countries including the U.S., U.K., Canada and EU have approached or exceeded targeted levels.
The political calculus in Italy has pushed the anticipated budget deficit above a prudent level. In this environment, long positions in German, French, Italian, British, Australian, Canadian, and Japanese note and bond futures and in U.S. long bond futures posted losses. Meanwhile, short positions in short-term Eurodollar futures and in U.S. 2-year, 5-year and 10-year note futures provided partially offsetting gains.

The dollar vacillated during the month and results were mixed and fractionally unprofitable. Long dollar trades against the currencies of Australia, Canada, New Zealand, Brazil, Chile, Norway, Sweden and South Africa were unprofitable, as was a long euro/short Swedish krona position. On the other hand, long dollar positions versus the Japanese yen, Swiss franc and Indian rupee were profitable. Short dollar trades against the Turkish lira and Mexican peso were also profitable.

Short copper, zinc and silver positions were unprofitable. Prices rose as the Chinese government announced fiscal and monetary policy measures to support the economy, as Peru's copper production came in less than expected and as the U.S. dollar eased back somewhat.

Short corn and wheat trades were profitable as sizable supplies weighed on prices and outweighed marginal losses from trading of soybeans and soybean meal. Trading of soft commodity futures was also marginally negative.



				   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman